d:\temp\s-8plmag.doc
                                             EXHIBIT 4.1


                                             July 16, 1997


Mr. Rick Tuberosa
President, Palm State Equities, Inc.
721 Imar Drive
Sun City Center, Florida 33573

Re: Stock Promotion - Network Systems International, Inc.

Dear Rick:

       Please allow this correspondence to serve as written documentation of our verbal agreement with reference to the above captioned matter. We have agreed that in exchange for Palm State Equities' efforts in promoting the stock of Network Systems International, Inc., Palm State will be issued company stock for services rendered as follows:

               (1) If, during the next 60 day period from the above date, Palm State promotes the stock of Network Systems International, Inc. to the extent that it legitimately trades at a minimum bid price of $3.00 per share and continuously maintains such price for a period of 30 days thereafter, upon application and acceptance of Network Systems International, Inc. by NASDAQ for listing on Small Cap, then, and in such event, Palm State Equities, Inc. will be issued TWENTY-FIVE THOUSAND (25,000) shares of common stock in Network Systems International, Inc. for services rendered.

               (2) In addition to the above, for each successive increase in stock price of $1.00 (above the $3.00 level reference above) during the next SIX
               (6) month period that legitimately holds such price for a period of THIRTY (30) consecutive days after reaching such level, Palm State Equities, Inc. will be awarded TEN THOUSAND (10,000) shares of common stock of Network Systems International, Inc.

         I trust that the above accurately reflects our understanding and agreement for payment of services rendered for the promotion of our stock. Should you have any questions, please contact me immediately.
                                             Yours very truly,
                                             /s/William C. Ray

                                             William C. Ray